Contact

www.linkedin.com/in/peterstroble (LinkedIn)

Top Skills

Equity Research
Strategic Planning
Product Management

Peter Stroble

President at Ring Family Investment Company & Operating Partner at Building Industry Partners
Seattle, Washington, United States

Summary

Strategically focused business operator and investor with background in industry consolidation, mergers and acquisitions, financial management, product development, supply chain optimization and sales & marketing.

Experience

Ring Family Investment Company
President
January 2021 - Present (2 years 3 months)
Seattle, Washington, United States

Building Industry Partners
Operating Partner
May 2021 - Present (1 year 11 months)
Seattle, Washington, United States

Alta Forest Products LLC
5 years 11 months

Chief Strategy Officer & Director
February 2020 - March 2020 (2 months)
Chehalis, Washington, United States

Chief Financial Officer & Director
June 2015 - January 2020 (4 years 8 months)
Chehalis, Washington, United States

Chief Operating Officer & Director
May 2014 - May 2015 (1 year 1 month)
Chehalis, Washington, United States

Welco USA (Welco Lumber Co.)
15 years

President
May 2014 - March 2020 (5 years 11 months)
Seattle, Washington

Vice President, Sales & Marketing
January 2010 - April 2014 (4 years 4 months)
Edmonds, Washington, United States

Director of Sales & Marketing
January 2008 - December 2009 (2 years)
Olympia, Washington, United States

National Account Manager
April 2005 - December 2007 (2 years 9 months)
Shelton, Washington, United States

Amazon
Summer Sales Associate
June 2003 - September 2003 (4 months)
Seattle, Washington, United States

Member of Amazon’s beta sales team effort to bring 3rd party vendors onto its platform.

LBM Daily
Co-Founder & General Manager
June 2000 - August 2002 (2 years 3 months)
Seattle, Washington, United States

Deutsche Bank
Associate Analyst - Equity Research
December 1997 - March 2000 (2 years 4 months)
New York, New York, United States

Associate Analyst for Large Cap U.S. Forest Products Companies

Education

University of Washington - Michael G. Foster School of Business
MBA, Finance

Yale University
BA, American Studies